Exhibit 99.1

Brookfield Asset Management Inc.

News Release
BROOKFIELD ANNOUNCES 8.95% NOTES REDEMPTION PRICE INFORMATION

Toronto, Ontario, October 10, 2012 – Brookfield Asset Management Inc. (TSX: BAM.A) (NYSE:BAM); (EURONEXT:BAMA) announced today the following redemption price of the notes described below (the “Notes”) (per C$1,000 of principal amount) which are to be redeemed on October 15, 2012:

C$350,000,000 principal amount 8.95% Notes due June 2, 2014
Redemption Price: C$1097.94
Accrued and unpaid interest: C$33.07
Total Redemption Price and accrued and unpaid interest: C$1131.01

C$350 million principal amount of the Notes are to be redeemed.  The redemption is more fully described in the Company’s news release of September 13, 2012.  Additional terms and conditions were contained in the notice of redemption.

Non-registered holders who maintain their interests in the Notes through Clearing and Depository Services Inc. (“CDS”) should contact their CDS customer service representatives with any questions about the redemption.  Alternatively, beneficial holders with any questions about the redemption should contact their respective brokerage firm or financial institution, which holds interests in the Notes on their behalf.

Brookfield Asset Management Inc. is a global alternative asset manager with over $150 billion in assets under management. The company has over a 100-year history of owning and operating assets with a focus on property, renewable power, infrastructure and private equity. It has a range of public and private investment products and services, which leverage its expertise and experience and provide Brookfield with a competitive advantage in the markets where it operates. Brookfield is co-listed on the New York and Toronto Stock Exchanges under the symbol BAM and BAM.A, respectively, and on NYSE Euronext under the symbol BAMA. For more information, please visit our website at www.brookfield.com.

For more information, please visit our web site at www.brookfield.com or contact:
Andrew Willis SVP, Communications and Media Tel: (416) 369 - 8236 Fax: (416) 363 - 2856 Email: andrew.willis@brookfield.com	Katherine Vyse SVP, Investor Relations Tel: (416) 369-8246 Fax: (416) 363-2856 Email: katherine.vyse@brookfield.com

1 | Brookfield Asset Management Inc.